AMENDMENT NO. 1 TO
THIRD AMENDED AND RESTATED LOAN AGREEMENT

THIS AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment") is made as of the 15th day of May, 2006, by **NATIONAL CITY BANK**, a national banking association (the "Bank"); **ASSOCIATED ESTATES REALTY CORPORATION.**, an Ohio corporation (the "Borrower"); and **AERC WILLIAMSBURG, INC.**, a Delaware corporation ("Williamsburg").

RECITALS:

A.   Borrower and the Bank are parties to a Third Amended and Restated Loan Agreement dated as of November 1, 2005 (the "Third Restatement"), amending and restating certain prior agreements between them which are more particularly described therein and establishing the terms and conditions under which (1) the Bank agreed to make and to continue certain loans and other financial accommodations to or for the account of Borrower in the maximum aggregate principal amount not to exceed Fourteen Million Dollars ($14,000,000); (2) Borrower agreed to repay the loans financial accommodations so extended, together with interest thereon; and (3) the parties thereto ratified and affirmed certain terms of their prior agreements, including without limitation those which described or provided for the "Mortgages" granted to the Bank, encumbering the "Mortgaged Properties" as security for Borrower's payment, observance and performance of its obligations under the Third Restatement.

B.   Among the other "Mortgaged Properties" is certain improved real property (the "Winchester Property") owned by Borrower and more particularly described on Exhibit A, attached hereto and made a part hereof by this reference. The Winchester Property is encumbered by those mortgages and other security instruments in favor of the Bank, recorded in the real property records of Lake County, Ohio and identified in the schedule attached hereto as Exhibit B and made a part hereof by this reference (all of which are collectively referred to as the "Winchester Security Documents").

C.   Borrower has requested that the Bank amend the Third Restatement in order to permit the disposition of the Winchester Property free from the lien and operation of the Winchester Security documents and that the Bank release the Winchester Security Documents; the Bank has agreed to do so on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Certain Defined Terms. Capitalized terms which are used but not defined in this Amendment shall have the meanings ascribed to them in the Third Amendment. The Third Restatement is incorporated into this Amendment by this reference.

2.   Acknowledgement of Obligations; Status of the Loan Documents.

(a)   Borrower warrants, represents, acknowledges and agrees: (i) that the Third Restatement and each other Loan Document to which it is a party is in full force and effect and has not been modified, amended, supplemented or terminated, (ii) that it has no offsets, counterclaims or defenses with respect to any of its obligations under the Third Restatement of such other Loan Documents; (iii) that to its knowledge (and giving effect to the modifications to Borrower's organizational documents made through the date hereof, all of which have been accepted by the Bank for all purposes relevant to the Third Restatement) there is no uncured Event of Default on the part of Borrower under the Third Restatement or under any other Loan Document to which it is a party, and no facts or circumstances which (with the provision of notice, the passing of time or both) could reasonably be expected to constitute such an Event of Default; (iv) that to Borrower's knowledge the Bank has observed, complied with and performed all of the obligations, agreements and undertakings to be observed, completed with or performed by the Bank under the Third Restatement; and (v) that the Third Restatement and each other Loan Document to which Borrower is a party constitutes Borrower's valid and binding obligation and is enforceable against Borrower in accordance with its terms (except as such enforceability may be affected by general equitable principles or by laws and legal principles of general application with respect to the rights of creditors or the obligations of debtors).

(b)   Immediately prior to the parties' execution and delivery of this Amendment, there are no

Advances outstanding under the Third Restatement and the sole outstanding Letter of Credit issued under the Third Restatement is identified on Exhibit C, attached hereto and made a part hereof.

3. Release and Substitution of Collateral.

(a) The Bank agrees that subject to the execution and delivery of the Williamsburg Security Documents as hereinafter described, the Bank shall release all of its liens, rights and security interest in and to the Winchester Property under or pursuant to the Winchester Security Documents by executing and delivering to Borrower one or more instruments of release and satisfaction, in form reasonably acceptable to Borrower and suitable for filing in the real property records of Lake County, Ohio (the "Winchester Releases"). The Winchester Releases may be filed for record (at no expense to the Bank) upon the completion of the transactions described in this Amendment.

(b) Concurrently with the execution and delivery of this Amendment, and for the purpose of inducing the Bank to release the Winchester Security Documents as described above and to continue to provide the loans and other financial accommodations to Borrower contemplated by the Third Restatement, Williamsburg shall execute a mortgage (the "Williamsburg Mortgage") substantially similar to the form attached hereto as Exhibit D and made a part hereof by this reference; Borrower shall cause the Williamsburg Mortgage to be delivered to the Bank by filing such instrument (at no cost to the Bank) in the real property records of Cuyahoga County, Ohio.

(c) Borrower and the Bank acknowledge that from and after the completion of the actions set forth in the two preceding paragraphs: (i) the Winchester Property shall no longer be a "Mortgaged Property" under the Third Restatement; (ii) the Williamsburg Property shall be a "Mortgaged Property" for all purposes relevant to the Third Restatement; and (iii) the Williamsburg Mortgage shall be a "Mortgage" for all purposes relevant to the Third Restatement.

(d) Williamsburg warrants and represents to the Bank that: (i) Williamsburg is duly formed, validly existing and in good standing as a corporation under the laws of the State of Delaware, and is duly qualified and in good standing as a foreign corporation in Ohio; (ii) Williamsburg has the requisite power and authority to execute and deliver this Amendment and the Williamsburg Mortgage and to perform its obligations hereunder and thereunder; (iii) Williamsburg is familiar with and has approved the terms of the Third Restatement and the other Loan Documents; and (iv) Williamsburg has received or shall receive reasonably equivalent value in consideration of its execution and delivery of this Amendment and the Williamsburg Mortgage.

4. Ratification. Borrower represents and warrants to the Bank, and covenants with the Bank, that (a) all of the terms and provisions of the Third Restatement each of the other Loan Documents to which Borrower is a party are hereby ratified (giving effect to the amendment to the Third Restatement provided for in this Amendment), and (b) all of Borrower's representations and warranties set forth in the Third Restatement and the other Loan Documents to which Borrower is a party are reaffirmed as of the date hereof, and remain true and correct in all material respects as of such date.

5. <u>Binding Effect.</u> This Agreement shall be binding upon and shall inure to the benefit of Borrower, Williamsburg and the Bank, and their respective successors and assigns.

6. <u>Governing Law.</u> This Agreement shall be construed in accordance with the internal, substantive laws of the State of Ohio.

7. <u>Counterparts.</u> This Agreement may be executed in several counterparts, and signature pages from any counterpart may be appended to any other counterpart.   All such counterparts, taken together, shall constitute a single, unified, instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

NATIONAL CITY BANK

By:/s/ Martin D. Rodriguez
        Name: Martin D. Rodriguez
        Title: Vice President

**ASSOCIATED ESTATES REALTY
CORPORATION, an Ohio corporation**

By: /s/ Martin A. Fishman
        Name: Martin A. Fishman
        Title: V.P., General Counsel & Secretary

AERC WILLIAMSBURG, INC., a Delaware corporation

By:/s/ Martin A. Fishman
        Name: Martin A. Fishman
        Title: V.P., General Counsel & Secretary

[Signature Page to Amendment No. 1]